Exhibit (a)(5)(M)

Yahoo! Completes interclick Tender Offer

SUNNYVALE, Calif., December 14, 2011 – Yahoo! Inc. (NASDAQ: YHOO), today announced it completed its tender offer for the outstanding shares of interclick, inc. (NASDAQ: ICLK) at a price of $9.00 per share, net to the holder in cash, without interest and less any applicable withholding taxes. Yahoo! commenced the tender offer on November 15, 2011 and it expired at the end of the day on December 13, 2011.

Computershare, the depositary for the tender offer, advised that 20,911,954 shares of interclick common stock were validly tendered representing approximately 66% of interclick’s outstanding common stock and approximately 81% of interclick’s outstanding common stock on a fully diluted basis. It also received commitments to tender 1,259,742 shares of interclick common stock in accordance with guaranteed delivery procedures. Yahoo! has accepted for payment all shares validly tendered (excluding any guaranteed deliveries).

interclick has built an industry leading data valuation platform optimized to work with large data volumes across multiple providers and marketplaces. It dramatically improves data targeted solutions and optimizes returns for advertisers across a variety of pooled premium supply. interclick brings new premium supply and a rich set of campaign reporting tools that will allow Yahoo! to provide improved insights on performance.

“With interclick, Yahoo! has acquired technology and talent that will enable us to offer better and more efficient campaigns to marketers,” said Wayne Powers, SVP of North American Advertising Sales at Yahoo!. “We are pleased to welcome the interclick team to Yahoo! and look forward to the innovative new solutions we will be able to offer.”

Yahoo! expects to complete the acquisition of interclick today through a “short-form” merger. In the merger, all remaining shares of interclick common stock (other than shares held by interclick, Yahoo! or their subsidiaries, and shares held by stockholders, if any, who properly exercise their appraisal rights under applicable Delaware law) will be acquired for $9.00 per share. After the merger, interclick will be a wholly owned subsidiary of Yahoo!.

In order to complete the “short form” merger, Yahoo! will exercise its “top-up” option pursuant to the merger agreement to purchase directly from interclick an additional number of shares, for $9.00 per share (the same price paid in the tender offer). Together with the shares purchased in the tender offer, Yahoo! will own at least 90% of the outstanding shares of interclick common stock.

About Yahoo!

Yahoo! (NASDAQ:YHOO) is the premier digital media company, creating deeply personal digital experiences that keep more than half a billion people connected to what matters most to them, across devices and around the globe. And Yahoo!’s unique combination of Science + Art + Scale connects advertisers to the consumers who build their businesses. Yahoo! is headquartered in Sunnyvale, California. For more information, visit the pressroom (pressroom.yahoo.com) or the company’s blog, Yodel Anecdotal (yodel.yahoo.com).

Yahoo! is the trademark and/or registered trademark of Yahoo! Inc.

All other names are trademarks and/or registered trademarks of their respective owners.

Forward Looking Statements

This communication contains forward-looking statements concerning the proposed acquisition. Risks and uncertainties may cause actual results to differ materially from management expectations. Potential risks and uncertainties include, among others, general economic conditions and conditions affecting the industries in which Yahoo! and interclick operate. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Yahoo!’s SEC filings, including Yahoo!’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. These forward-looking statements speak only as of the date of this communication and Yahoo! does not assume any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Contacts:

Yahoo! Inc.

Dana Lengkeek, 408-349-1130 (Media)

Cathy La Rocca, 408-349-5188 (Investors)